[BANK OF HAWAII CORPORATION LETTERHEAD]

April 8, 2009

VIA EDGAR (Correspondence Filing)

Mr. Paul Cline

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Subject:	Bank of Hawaii Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 001-06887

Dear Mr. Cline:

This letter responds to comments contained in the letter (the “Comment Letter”) dated March 26, 2009, with respect to the above referenced filing on Form 10-K of Bank of Hawaii Corporation (the “Company”) addressed to the undersigned.  For your convenience, we have repeated the numbered comments from the Comment Letter, and the responses are provided below for each comment.

1.                                      Comment:

We note that you present certain non-GAAP financial measures, including “net income after capital charge” (“NIACC”) and “risk adjusted return on capital” (“RAROC”).  These measures exclude “adjustments to allocated net income” and “capital charge” from your GAAP net income.  Please tell us why you believe these non-GAAP measures are not prohibited under Item 10(e) of Regulation S-K.

Response:

The provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” require that we report financial information in segment disclosures on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.  The required minimum disclosures are included in Note 12 to the consolidated financial statements, on page 78 of the Form 10-K.

In Management’s Discussion and Analysis (“MD&A”), we expand on these minimum required disclosures to present additional information used by management.  Our objective is to present information that is used internally for evaluating decisions and assessing segment performance.  Such approach includes the calculation and analysis of NIACC and RAROC by segment.

We have considered the requirements of Regulation S-K 10(e)(i)(A) through (D) and the prohibitions in 10(e)(ii)(A) through (E) and believe that our disclosures comply with the rules.  We believe the additional information is not presented as an alternative to GAAP information.  In fact, it is presented with GAAP and reconciled to GAAP information in the table on page 29.

Our disclosures of NIACC and RAROC are not prohibited under Item 10(e) of Regulation S-K due to the following:

•                              NIACC and RAROC are two key measures used by management to evaluate the economic performance of each business segment and the Company.  However, this presentation is not made in greater prominence than our GAAP net income and return on equity for each business segment and the Company;

•                              We provide a reconciliation from allocated net income, which is GAAP net income, and include “adjustments to allocated net income” and the “capital charge” to arrive at NIACC for each business segment and the Company;

•                              We narratively explain the components of “adjustments to allocated net income” and the calculation of the “capital charge” to each segment;

•                              We will enhance our disclosures in our March 31, 2009 Form 10-Q filing to describe the reasons why we believe that presentation of the non-GAAP financial measures provide useful information to investors.  See item #3 below for a draft of our proposed disclosure; and

•                              NIACC and RAROC financial measures are presented outside of our consolidated financial statements and accompanying notes.

However, we will exclude in future filings consolidated NIACC from our analysis.  We will also exclude from Table 9 consolidated NIACC and RAROC.

2.                                      Comment:

If you are able to support that your non-GAAP measures are not prohibited, please revise future filings to include the following:

a.                           Present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

b.                          Present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

See response to item #1 above.

3.                                      Comment:

In addition, referring to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, please revise future filings to include:

a.                           The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

b.                          The economic substance behind management’s decision to use such a measure;

c.                           The material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure;

d.                          The manner in which management compensates for these limitations when using the non-GAAP financial measures; and

e.                           The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Response:

In our March 31, 2009 Form 10-Q filing, we will discuss in greater detail the items enumerated in item #3 of your letter, referring to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Draft of Proposed Disclosure in our March 31, 2009 Form 10-Q Filing:

“We evaluate several performance measures of the business segments, the most important of which are NIACC and RAROC, to assess business segment performance and to allocate resources.  Potential new business opportunities are also measured and evaluated using these two measures.

NIACC represents a measure of earnings which include a charge for the cost of allocated capital, adjusted for certain items included in GAAP net income.  The cost of allocated capital is determined by multiplying our estimate of a shareholder’s minimum required rate of return, equal to a risk-free rate plus a risk premium, by an estimate of the capital invested in the relevant segment.  Adjustments to allocated net income is primarily comprised of the replacement of the provision for loan and lease losses (the “Provision”) with the higher of an economic provision or the Provision, the replacement of the hedge effectiveness of our mortgage servicing rights with an amortization approach, as well as the tax effect of these adjustments.  The economic provision is a statistically derived estimate of annual expected credit losses over an economic cycle.  RAROC is the ratio of economic net income to risk-adjusted equity.  Economic net income is NIACC excluding the cost of allocated capital.  Risk-adjusted equity represents the equity allocated to each business segment based on its risk profile.

NIACC and RAROC are non-GAAP financial measures which are used by management as an indication of each business segment’s contribution to shareholder value.  Non-GAAP financial measures have inherent limitations as these measures are not necessarily comparable with similar information for any other financial institution.  We provide a reconciliation from allocated net income, which is GAAP net income, to arrive at NIACC and a narrative description of the components of “adjustments to allocated net income” and the calculation of the “capital charge.”  In this manner, we distinguish between GAAP net income and NIACC, a non-GAAP financial measure.  We believe that the presentation of these non-GAAP financial measures permits investors to assess the performance of the Company on the same basis which is used by management.”

4.                                      Comment:

Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and or sub-prime loans, including how you define that term.

Response:

Future Form 10-K filings will include a discussion of our underwriting policies and procedures for major loan products in each lending category.

                                                Draft of Proposed Disclosure in Future Form 10-K Filings:

“Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes.  Lease financing consists of direct financing leases and leveraged leases and are used by commercial customers to finance capital purchases ranging from computer equipment to transportation equipment.  The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant.  A determination is made as to the applicant’s ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved.  In addition to an evaluation of the applicant’s financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction.  Credit agency reports of the applicant’s credit history supplement the analysis of the applicant’s creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawaii.  These loans are secured by first mortgages on real estate at loan-to-value margins deemed appropriate for the property type, quality, location and sponsorship.  The commercial properties are predominantly non-residential properties such as retail centers, apartments, industrial properties and, to a lesser extent, more specialized properties such as hotels.  Substantially all of our commercial real estate loans are secured by properties located in our primary market area.

In the underwriting of our commercial real estate loans, we obtain appraisals for the underlying properties.  Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower.  In evaluating a proposed commercial real estate loan, we primarily emphasize the ratio of the property’s projected net cash flows to the loan’s debt service requirement which is computed after deduction for a vacancy factor and property expenses as appropriate.  In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower.  We require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property.  In addition, business interruption insurance or other insurance may be required.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant or the sale of the property to an end-user.  We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

We offer a variety of first mortgage and junior lien loans to consumers within our markets with residential home mortgages comprising our largest loan category.  These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks of the consumer.  Decisions are primarily based on loan-to-value (“LTV”) ratio, debt-to-income (“DTI”) ratio, credit score and liquidity.  We offer variable rate mortgages with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on the London Interbank Offered Rate (“LIBOR”).  Variable rate mortgages are underwritten at fully-indexed rates.  Non-traditional product offerings such as interest-only facilities are underwritten using a 30 year term.  We do not offer payment-option facilities, sub-prime loans, or any product with negative amortization.

Home equity loans are secured primarily by second mortgages on residential property of the borrower.  The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to percentage of the appraised value of the collateral property at the time of origination.

Automobile loans include loans and leases secured by new or used automobiles.  We originate automobile loans and leases on an indirect basis through selected dealerships.  We require borrowers to maintain collision insurance on automobiles securing consumer loans, with us listed as loss payee.  Our procedures for underwriting automobile loans include an assessment of an applicant’s overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan.  Although an applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.”

5.                                      Comment:

Please revise future filings to more clearly discuss your accounting policy for FHLB and FRB non-marketable equity securities, including your impairment policy.  Refer to Paragraphs 12.21 and 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06 for guidance.

Response:

In our March 31, 2009 Form 10-Q filing, we will more clearly discuss our accounting policy for FHLB and FRB non-marketable equity securities, including our impairment policy.

Draft of Proposed Disclosure in our March 31, 2009 Form 10-Q Filing:

“The Company is required to hold non-marketable equity securities, comprised of Federal Home Loan Bank of Seattle and Federal Reserve Bank stock, as a condition of membership.  These securities are accounted for at cost which equals par or redemption value.  Ownership is restricted and there is no market for these securities.  These securities are redeemable at par by the issuing government supported institutions.  These securities, recorded as a component of other assets, are periodically evaluated for impairment, considering the ultimate recoverability of the par value.  The primary factor supporting the carrying value is the ability of the issuer to redeem the securities at par.”

6.                                      Comment:

Please tell us and revise future filings to describe the nature of your 2008 “other” deferred tax assets of $17.4 million.

Response:

The $17.4 million in other deferred tax assets as of December 31, 2008 was comprised of the following:

Description (dollars in thousands)	Amount
Incentive and Deferred Compensation	$6,899
FIN 48 Reserves	6,805
Deductible State and Local Taxes	4,201
Capital Lease Expenses	2,912
Restricted Stock Expense	2,605
Capitalized Broker Fees	2,256
Excess Retirement Plan Benefits	1,157
Other Deferred Tax Assets	4,710
Originated Mortgage Servicing Rights	(8,129)
Deferred Loan Fees	(5,970)
Total Other Deferred Tax Assets	$17,446

Disclosure in Future Form 10-K Filings:

In future Form 10-K filings, we will separately disclose material components of our gross deferred tax assets and liabilities in the tabular presentation.

7.                                      Comment:

Please revise future filings to discuss in detail the specific procedures, if any, management performs to review pricing information received from third party vendors, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.

Response:

Future Form 10-K filings will disclose procedures performed by management to review all pricing information received from third party vendors.

Draft of Proposed Disclosure in Future Form 10-K Filings:

“On a quarterly basis, management reviews the pricing information received from the Company’s third-party pricing service.  This review process includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by the Company’s third-party pricing service.”

8.                                      Comment:

Please revise future filings to clarify how you determine when pricing information received from third party vendors represents illiquid or inactive markets.  Also, for each type of financial instrument, explain how the market was deemed inactive (illiquid), how adjustments were made for this illiquidity in the fair value estimates, and how inactive/illiquid markets affected the choice of the valuation technique.

Response:

Future Form 10-K filings will discuss in greater detail our process used to determine when pricing information received from our third party vendor represents information from illiquid or inactive markets.

We follow the provisions of FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.”  The draft disclosure below is subject to change as we monitor the finalization of the FASB’s proposed FSP FAS 157-e, “Determining Whether a Market is Not Active and a Transaction is Not Distressed.”

Draft of Proposed Disclosure in Future Form 10-K Filings:

“Management primarily identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume and frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets.  Investment securities that are deemed to have been trading in illiquid or inactive markets may require the use of significant unobservable inputs.  For example, management may use quoted prices for similar investment securities in the absence of a liquid and active market.  As of December 31, 2008, we did not make any adjustments to prices provided to us by our third-party pricing service as a result of illiquid or inactive markets.”

The Company believes the information included herein addresses the staff’s comments.  In addition, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Kent T. Lucien
Kent T. Lucien
Vice Chairman and Chief Financial Officer